EXHIBIT 8.1

August 26, 2016

Board of Directors
Farmers & Merchants Bancorp
111 West Pine Street
Lodi, CA 95240-2184
United States

RE:	Certain material United States federal income tax consequences of the merger of Delta National Bancorp with and into Farmers & Merchants Bancorp and the merger of Delta Bank, National Association with and into Farmers & Merchants Bank of Central California

To the Members of the Board:

You have asked for our opinion on certain U.S. federal income tax consequences of the merger of Delta National Bancorp into Farmers & Merchants Bancorp and the subsequent merger of Delta Bank, National Association with and into Farmers & Merchants Bank of Central California pursuant to the Agreement and Plan of Reorganization dated June 8, 2016 by and between Farmers & Merchants Bancorp and Delta National Bancorp (the “Agreement”).  Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any state, local or foreign tax issues.  We also express no opinion on nontax issues such as corporate law or securities law matters.  We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

Facts/Assumptions

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Agreement and Plan of Reorganization dated June 8, 2016 by and between Farmers & Merchants Bancorp and Delta National Bancorp, including all exhibits attached thereto, certain written representations of Farmers & Merchants Bancorp related to the transaction (“Representations”), and the statements of facts contained in the forms 8-K and S-4.

We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions.  You have represented to us that we have been provided all of the facts necessary to render our opinion.

Proposed Transaction

Delta National Bancorp will merge into Farmers & Merchants Bancorp with Farmers & Merchants Bancorp being the surviving entity (“Merger”).  Immediately following the merger of Delta National Bancorp and Farmers & Merchants Bancorp, Delta Bank, National Association will merge with and into Farmers & Merchants Bank of Central California with Farmers & Merchants Bank of Central California as the surviving entity.

EXHIBIT 8.1

Delta National Bancorp common stock shareholders will receive common stock of Farmers & Merchants Bancorp, as well as cash in lieu of any fractional common shares of Farmers & Merchants Bancorp.  No shareholder of Delta National Bancorp common shares will receive cash for their common shares except (1) in lieu of fractional shares of Farmers & Merchants Bancorp, or (2) as a dissenting shareholder under Section 3.05 of the Agreement and California General Corporation Law.  The exchange rates are set by formula in the Agreement and Plan of Reorganization dated June 8, 2016 by and between Farmers & Merchants Bancorp and Delta National Bancorp.

Delta National Bancorp has one class of preferred shares outstanding.  Delta National Bancorp preferred stock shareholders will receive cash in exchange for their preferred shares in the Merger.

The amount of cash received by Delta National Bancorp shareholders in exchange for (1) fractional common shares of Delta National Bancorp, and (2) preferred shares of Delta National Bancorp will be 40% or less of the total consideration received by Delta National Bancorp shareholders in the Merger.  The value of common shares of Farmers & Merchants Bancorp received by shareholders in Delta National Bancorp is expected to be at least 60% of the total consideration in the Merger.

Federal Tax Consequences

Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:

1.	The Merger of Delta National Bancorp with and into Farmers & Merchants Bancorp will qualify as a statutory merger under applicable state law, and the Merger will be a reorganization within the meaning of Internal Revenue Code (“IRC”) section 368(a)(1)(A). Farmers & Merchants Bancorp and Delta National Bancorp will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Farmers & Merchants Bancorp or Delta National Bancorp as a result of the Mergers.

2.	The merger of Delta Bank, National Association with and into Farmers & Merchants Bank of Central California will qualify as a statutory merger under applicable state law, and the Merger will be a reorganization within the meaning of Internal Revenue Code (“IRC”) section 368(a)(1)(A). Farmers & Merchants Bank of Central California and Delta Bank, National Association will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Farmers & Merchants Bank of Central California or Delta Bank, National Association as a result of their merger.

EXHIBIT 8.1

As a "tax-free" reorganization under IRC section 368, Delta National Bancorp common shareholders who hold no Delta National Bancorp preferred stock will not recognize any gain or loss upon the exchange of their interests in Delta National Bancorp for stock in Farmers & Merchants Bancorp pursuant to the merger, except with respect to cash received in lieu of fractional shares of Farmers & Merchants Bancorp stock. IRC section 354(a)(1).

Holders of Delta National Bancorp common and preferred shares who receive cash and stock of Farmers & Merchants Bancorp pursuant to the merger will recognize gain, but not loss, in an amount equal to the lesser of:

(1)	the amount of cash received by the shareholder in the Merger; and

(2)	an amount equal to the excess, if any, of:

(a)	the sum of the amount of cash plus the fair market value of the Farmers & Merchants Bancorp shares received by the shareholder in the Merger, over
(b)	the shareholder’s tax basis in the shareholder’s Delta National Bancorp stock.

If a shareholder receives cash in lieu of fractional shares of Farmers and Merchants Bancorp, he or she will be treated as having received the fractional share of Farmers & Merchants Bancorp stock and then having exchanged the fractional share of Farmers & Merchants Bancorp common stock for cash in a redemption by Farmers & Merchants Bancorp.  This deemed redemption will be treated as a sale or exchange and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Delta National Bancorp common stock allocable to such fractional interest.

The aggregate adjusted basis of the Farmers & Merchants Bancorp common stock received in the Merger (including any fractional shares of Farmers & Merchants Bancorp common stock deemed received and exchanged for cash) will be equal to the aggregate adjusted tax basis of the Delta National Bancorp stock exchanged in the Farmers & Merchants Bancorp Merger, increased by the amount of gain, if any, recognized by such shareholder and decreased by the amount of cash received. IRC section 358(a).

The holding period of the Farmers & Merchants Bancorp common stock received in the Farmers & Merchants Bancorp Merger will include the holding period of the Delta National Bancorp stock exchanged for that Farmers & Merchants Bancorp common stock. IRC section 1223(1).

Effect of Misstatement of or Changes in Facts, Assumptions or Representations

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.  If any fact, assumption or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

EXHIBIT 8.1

Responsibility To Update Opinion for Changes in Facts, Assumptions or Representations

Our opinion is as of the date of this letter and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

Responsibility for Effect of Changes in Relevant Authorities

The discussion and conclusions set forth herein are based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings and judicial decisions currently in effect as of the date of this letter, all of which are subject to change.  If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes.  We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Premise of Opinions

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code of 1986 and Treasury Regulations as interpreted by court decisions, as of the date of this letter.

Effect of Our Opinion on Tax Authorities

The opinions expressed herein are not binding on the Internal Revenue Service and there can be no assurance that the taxing authorities will not take a position contrary to any of the opinions expressed herein.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues.  It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal income tax effects to Farmers & Merchants Bancorp, Delta National Bancorp, Farmers & Merchants Bank of Central California, Delta Bank, National Association and their shareholders of the Merger as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Restrictions on Use of Opinion

We understand that a copy of this letter will be provided to the Securities and Exchange Commission.  Except to the extent expressly permitted hereby, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm.  Any such authorized party receiving a copy of this letter must consult and rely upon the advice of its own counsel, accountant, or other adviser.

EXHIBIT 8.1

Our opinion addresses only stockholders who are citizens or residents of the United States who hold their Delta National Bancorp stock as a capital asset.  Our opinion does not address all the tax consequences that may be relevant to particular Delta National Bancorp shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax.

Respectfully submitted,

/s/ Crowe Horwath LLP

Crowe Horwath LLP